Mail Stop 3561

January 30, 2007

Via U.S. Mail and Facsimile

Neila Radin, Esq.
JPMorgan Chase Bank, National Association
Office of the General Counsel
270 Park Avenue, Floor 39
New York, NY 10017

Re: Collegiate Funding of Delaware, L.L.C.
Pre-effective Amendment to Registration Statement on Form S-3
Filed January 12, 2007
File No. 333-137587

Dear Mr. Radin:

      We have reviewed your responses to the comments in our letter dated December 13, 2006 and have the following additional comments.

General

1. We note your response to our prior comment 1 and that you are registering remarketed reset rate securities. Please confirm that you will comply with Section 15.01 of the Regulation AB Telephone Interpretations.

Prospectus Supplement
Credit Enhancement, page S-1

2. We note your response to comment 4 of our letter dated December 13, 2006. We reissue the comment, in part. Please summarize how losses not covered by credit enhancement or support will be allocated among the Class A notes. Refer to Item 1103(a)(3)(ix) of Regulation AB.

Base Prospectus
Reports to Security Holders, page 148

3. We note that you have deleted this section. Please either advise us why you believe this information is not required or insert back the disclosure.

Part II
Item 16. Exhibits

4. On page two of the base prospectus, you state that each series of securities may also include one or more classes of certificates. It appears that this same base prospectus will be used for the certificates as well. Please either advise why you have deleted Exhibit No. 1.2 Form of Underwriting Agreement for Certificates or file the exhibit.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact H. Yuna Peng at (202) 551-3391 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Reed D. Auerbach, Esquire
        Fax: (917) 777-4299